05048083

MAR 2 9 2005
1086

Defining a NewAlliance.

NewAlliance Bancshares 2004 Summary Annual Report

PROCESSED
MAR 2 5 2005
THOMSON
FINANCIAL


NewAlliance Bancshares

Defining A NewAlliance

NewAlliance Bank was formed in 2004 with a simple idea – to build on the legacies of three respected savings banks and create a single institution that excels at serving the financial needs of customers while maintaining a unique community bank character. Our name represents our unwavering commitment to forge creative, stronger-than-ever ties with our customers, employees, shareholders and the communities we serve.



Peyton R. Patterson
Chairman, President and Chief Executive Officer

Dear Shareholder:

2004 was a defining and highly productive year for NewAlliance Bancshares, Inc. We completed our three-way merger of New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank to form the leading community bank in Connecticut. We converted our mutual savings bank charter in a $1 billion initial public offering and, at year-end, we moved to the New York Stock Exchange.

We launched our new brand – NewAlliance – with a multimedia marketing program. And we successfully integrated the operations, technology, products, services and cultures of three financial institutions to form a $6.3 billion community bank serving the personal banking, business banking and wealth management needs of individuals and companies in the highest per capita income market in the country.

2004 Financial Results

NewAlliance Bank became public on April 1, 2004, and acquired Savings Bank of Manchester and Tolland Bank on the same day.

For the nine months ended December 31, 2004, NewAlliance earned 35 cents per diluted share exclusive of merger expenses and the Company's $40 million contribution to establish the NewAlliance Foundation.

For 2004's fourth quarter, net income was $11.6 million, or 11 cents per diluted share. Exclusive of merger-related charges, we earned $12.4 million, or 12 cents per diluted share, a result that met Wall Street expectations. Our return on average assets (ROA) strengthened to 0.74%, meaningful progress toward our three-year goal of 1% and up from 0.51% from the previous quarter. This ROA gain was assisted by an increase in our net interest margin to 3.15%, up from 3.05% in the previous third quarter, as well as by a sharp decrease in merger-related expenses.

Asset quality remains strong. Non-performing loans to total loans were at 0.33% December 31, 2004, and non-performing assets to total assets were at 0.16%. From the end of the third quarter to year-end, consumer loans were up $8 million, and our business loan originations nearly doubled to $29 million, much of it in lines of credit that will be drawn on in 2005. Deposits in our new markets declined by just over 3% from acquisition date to year-end, less than half of what we had anticipated, and demand, time and NOW accounts all edged up from the end of the third quarter to year-end. As our fourth quarter performance shows, we are poised to build momentum in both loans and deposits as we move through 2005.

We have established a competitive quarterly dividend, raised 25% in January of 2005 to five cents per quarter.

Performance Driven

NewAlliance has three areas of focus that drive its business model: personal banking, business banking and wealth management. We offer a full range of products and services to meet the banking, borrowing and investment needs of individuals and small businesses. We differentiate ourself from the large commercial banks with which we often compete


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with an authentic commitment to personal service and by having an astute understanding of the local economies where we do business.

Ours is a performance-driven risk management culture. We actively manage enterprise-wide risk, with a strong focus on credit risk, interest rate risk and operating risk. Our business model also impacts how we assess and manage risk. We believe that our long-standing knowledge of the communities where we do business and local decision-making greatly improves our lending decisions, thus contributing to superior asset quality.

Creating NewAlliance Bank

Nearly all of last year was dominated by the planning and work required to create NewAlliance Bank. Today we are the fifth largest bank in Connecticut, with $6.3 billion in assets, nearly $4 billion in deposits and a leading deposit share in our market areas.

Our new name was a centerpiece decision. The merger gave us a unique opportunity to step away from a geographic identity, an important change since our strategic vision is not limited by our location. As customer retention was essential, our name had to voice the shared values and legacies of our three founding banks. Finally, and most importantly, our name needed to clearly declare the alliances between us and our customers, communities, employees and shareholders.

The name NewAlliance was introduced with a multimedia program that included advertising, direct communication with customers during the period of product and branch integration, and changing signage and interiors at all 64 branches and ATM sites. We also worked closely with our communities and elected officials to reassure them that our community character and commitments were being expanded by our merger, the most notable proof of which was our contribution of $40 million in stock to establish The NewAlliance Foundation.

The Connecticut Marketplace

We serve three market segments – individuals seeking a full range of banking products and services, small and growing businesses, and individuals and companies needing insurance, investment and trust products and advice. Our franchise is well distributed

At the heart of our new identity is a tagline that sums up our principles and practices: **Capital Ideas. Human Values.** These words, which appear on all our product literature and marketing materials, speak to the way we do business; to how we cultivate relationships; and to how we gauge and manage risk. Simply put, it means we will succeed and grow as Connecticut's leading community bank because we appreciate the human dimension of the banking relationship.

along Connecticut's I-91 and I-95 corridors, in five counties that are home to over 60% of the state's residents.

Connecticut is a highly competitive marketplace and every day we are up against some of the largest banks in the country as well as small community savings banks. NewAlliance is positioned to succeed: we have the product depth and technology of the biggest banks and personal service of the neighborhood banks. Our 64-branch network is strategically located to reach our current customers and we conduct statewide commercial lending. Connecticut is a small state but a prosperous one; it has the highest per capita income of any state in the US and it is a dynamic growth area for small- to mid-sized businesses.

What Does It Mean To Be A Community Bank?

To say we are a community bank is not a marketing slogan. Instead, we are saying that the people who work here live in the same cities and towns as our customers. It means that when you apply for a business loan from us, the bankers who evaluate the application will know firsthand the area where that business is located. And it means we understand how the local economy, business environment and overall quality of life impacts individuals and small businesses alike.

You see the evidence in how we make decisions, in our nimbleness and responsiveness and how we conduct ourselves every day. The NewAlliance Foundation gives practical and meaningful support to organizations across our marketplace. Due to its size, the Foundation can make a big difference and do important work: our contribution of $40 million in stock at the time of the IPO grew to $60 million by the end of 2004, making it one of the largest endowments in Connecticut. Later in this report we'll tell you more about our hometown character and our community approach to banking.

Corporate Governance

We are new at being a public company. Our conversion from mutual savings bank to a public company took place on April 1, 2004 when we completed the largest IPO in US banking history. Eight months later we moved to the New York Stock Exchange, the world's most prestigious equity market. We were also added to the Russell 3000® Index and the Russell 1000® Index.

Being newly public at a time when a corporate governance transformation is underway gave us the chance to build our program from the ground up. Our Board of Directors developed our governance principles, policies and practices knowing that matters of integrity, independence, controls and transparency have important and daily meaning for a business that advises, manages and safe-keeps other people's money.

Growth And Looking Ahead

With NewAlliance's launch and integration completed, we are focused on performance and growth. Our strong capital position will enable us to consider fairly priced acquisitions that improve our franchise. We have the capacity to establish *de novo* branches in high potential markets to expand our Connecticut footprint. And we will grow organically by cross-selling products and advice to customers across our three core businesses. We will also continue to make smart and timely use of technology. For example, our new web site, launched last year and enhanced with bill pay and other features, has already seen a nearly ten-fold increase in usage from the predecessor site.

The response to NewAlliance has been very encouraging. It inspires us to well serve our current customers as we seek new ones. While we are very excited about our future and the ways we can get there, we are also aware that events outside of our control affect us, such as economic trends or changes in consumer confidence. We believe we can grow and succeed in a variety of environments and are prepared to do so.

I want to close this letter with a last look back. Last year we became even closer to our customers and with the communities where we do business as we met the challenge of putting three good banks together to make a great one. And I had the personal satisfaction of watching the 1,100 wonderful people who work for NewAlliance Bank achieve remarkable goals.

We chose the theme of this, our first annual report as a public company, as a message of thanks to those who made last year so successful and rewarding: our customers, our communities, our employees and our shareholders. With these four alliances in mind, I say thank you to our customers for your continuing business. I offer my gratitude to all my colleagues for an outstanding and milestone year, and to our Board of Directors for your guidance and support. And to our new shareholders, I offer my appreciation for your confidence in us.

Sincerely,

Peyton R. Patterson

NewAlliance At A Glance

NewAlliance Bancshares, Inc. is the bank holding company of its wholly owned subsidiary, NewAlliance Bank, established in 2004 through the combination of New Haven Savings Bank, Savings Bank of Manchester and Tolland Bank. NewAlliance Bank serves the personal finance, business banking and wealth management needs of consumers and businesses throughout Connecticut. The Bank has 64 branches, $6.3 billion in assets, $3.7 billion in deposits and is the second largest savings bank and fifth largest bank in Connecticut. NewAlliance is dedicated to providing its customers with the best possible financial products and services, as well as contributing direct charitable and other support to the communities in which it does business.

Personal Banking

In addition to a complete line of checking and savings accounts, money market and CD offerings, NewAlliance offers fixed and adjustable rate mortgages as well as home equity and other consumer loans. We service our customers with branches located throughout our marketplace, 24-hour telephone banking support and our web site with online bill paying plus free online banking. The experienced bankers of NewAlliance understand how our products and services can help meet our customers' personal financial needs and accomplish their goals over the longer term.

Business Banking

NewAlliance Bank is a full-service business bank. We offer a variety of commercial banking options: credit and lending; small business and corporate checking and savings accounts; cash management that includes sweep accounts; online business banking; and merchant services. NewAlliance supports its business customers with local and personal service, including local loan decisions made by business bankers who know an applicant's business, understand its importance to the community and care about the vitality of the local economy.

Wealth Management

NewAlliance's wealth management services both personal and business banking customers through our full-service trust and investment management group. NewAlliance Investments, Inc., member NASD/SIPC, is a wholly owned subsidiary of NewAlliance Bancshares, Inc., and offers investment and insurance products to individuals and businesses, including corporate retirement plans, such as employee profit-sharing and 401(k) plans, as well as personal investment accounts. Our services include: stocks, bonds, mutual funds, variable annuities and 529 Plans for college funding, as well as estate and retirement planning, life insurance, fixed annuities, disability income and overhead insurance and Medicare supplemental policies.

Community Support

For over 165 years, NewAlliance has been an involved, generous and active member of the communities where we do business. The NewAlliance Foundation, with assets of $60 million at the end of 2004, provides grants to organizations in communities served by the Bank that support programs in the arts, community development, health and human services, and youth and education. The Bank and the people who work for it have long strived to make a meaningful difference. This attitude is at the center of our approach to business as a community bank.

Our alliance with our customers makes it possible for us to understand and deliver on what they want, need and expect from their bank: top products, superior advice and unwavering outstanding service. We offer the products and services of a big bank with the local knowledge and personal attention of a community bank.

We know how to turn good banking into great.

Our alliance with our communities puts both our resources and imagination to work. We begin with friendly, superb service, local decision-making, and a genuine and tangible commitment to our communities. Our communities trust this commitment to be accountable and generous in supporting local development and social programs that can enhance the quality of life in our neighborhoods. And it is.

We are a community banking powerhouse.

CommunityAlliance

The 2004 Manchester Road Race we sponsored attracted over 12,000 Thanksgiving Day runners, raising $119,000 for 19 charities.

A team of NewAlliance bankers made $4.0 million in low- and moderate-income 2% loans from April 1, 2004, to year-end.

and then respond with a $27.5 million neighborhood lending program. Our grants helped build a nonprofit food co-op's new storage facility in East Hartford, supported early childhood development programs, boosted famed New Haven theaters and helped our communities' kids with support for healthcare and day care. In addition to making donations, volunteerism is a hallmark of the NewAlliance employee. The 1,100 people who work for NewAlliance believe that making a difference is good business, good banking and the right thing to do.


In 2004, The NewAlliance Community Development Corporation provided $1.6 million in equity, debt and mezzanine financing to community organizations.
The NewAlliance Foundation was formed with a contribution of $40 million in stock at the time of our IPO.
The $27.5 million NewAlliance for Neighborhoods program provides low-interest loans for affordable housing.

The summer of 2004 was well underway when the word went out that the City of New Haven's Housing Authority was canceling its summer day camp due to cutbacks in Federal funding. The NewAlliance Foundation quickly stepped in with a $10,000 grant. The result: 225 kids who live in public housing went to camp after all. This response was characteristic of NewAlliance, where making a difference has always been standard practice. We regularly hold open houses to encourage mortgage applications from low- and moderate-income borrowers,

Our alliance with our shareholders

follows the largest bank IPO in US history. We have successfully completed a three-way merger and launched a new brand to form the leading community bank in the state that has the highest per capita income in the country. We are a performance-driven company with a capital management plan and significant growth potential.

Our alliances with customers, communities, employees and share-holders make it possible for us to provide the best products and advice, strengthen our neighborhoods and successfully respond to the opportunities we see ahead for today's financial services industry.

Completed a $1 billion IPO, the largest bank stock conversion in US history.



Added to the Russell 3000® Index and Russell 1000® Index.

What does it mean to be a performance-driven bank? We begin with a focus on reaching essential operating goals: customer retention, expense management, sustaining new business momentum, maintaining credit quality, and delivering on the various targets set by each business unit. We keep track of how well we're doing with what we call our "Top 10 Metrics"– earnings per share, ROE, ROA, customer retention, non-performing loan-to-loan ratio, loan-to-deposit ratio, DDAs/total deposits, efficiency ratio, non-interest income to operating revenue and


The stock price at the end of 2004
was $15.30, a 53% rise from the April 1
$10 per share IPO price.
rAlliance
Quarterly dividend launched at 4¢ per
share and increased to 5¢ per share after
release of fourth quarter earnings.
Moved to the New York Stock Exchange,
the world's largest equity market; ticker
symbol changed to NAL.

net interest margin. We maintain an intelligent sales culture that can produce results in changing economic cycles. We combine discipline with thoughtful leadership to understand and deliver what our most important constituencies want: a full range of commercial bank offerings along with community bank service and values. Finally, we strive to be a great place to work because we know we will succeed only if we are able to attract and keep the best possible people.

not

We have a bold and ambitious vision.


Brian S. Arsenault
Executive Vice President,
Investor Relations and Corporate
Communications
Merrill B. Blanksteen
Executive Vice President,
Chief Financial Officer
and Treasurer
Donald T. Chaffee
Executive Vice President and
Chief Credit Officer
Koon-Ping Chan
Senior Vice President
and Chief Risk Officer
Gail E. D. Brathwaite
Executive Vice President and
Chief Operating Officer

a CEO named as one of the top women bankers in the country. Our capital management plan is highly disciplined and includes making well-priced acquisitions that will substantially improve our franchise. But it is not enough to just grow: our prospects are only as promising as our leadership – in our products, our commitment to superior service, in how we treat our 1,100 employees and conduct ourselves in our communities, and in our ability to be a valued and respected Connecticut financial institution. Thanks to our alliances, our future is very bright.





NewAlliance

Diane L. Wishnafski
Executive Vice President,
Business Banking

Paul A. McCraven
Senior Vice President, Community
Development and Public Relations

J. Edward Diamond
Executive Vice President,
Wealth Management

David H. Purcell
Executive Vice President,
Personal Banking

Peyton R. Patterson
Chairman, President and
Chief Executive Officer

When we formed NewAlliance, we launched a bold and ambitious vision that will let us better serve our current customers while broadening our market reach. This vision is based on a growth strategy that will increase our effectiveness while differentiating us from our competitors, both small and large. We work to keep our promises and use all our resources to take care of our current customers while making sound and sensible expansions to reach new ones. Our management team, with nearly two centuries of combined banking experience, is led by

Consolidated Balance Sheets (Unaudited)

(in thousands)	December 31, 2004	December 31, 2003
Assets		
Cash and due from banks, non-interest bearing	$ 101,099	$ 46,634
Short term investments	100,000	13,000
Investment securities available for sale	2,282,701	1,120,046
Investment securities held to maturity	1,000	350
Loans held for sale	501	90
Loans:		
Residential real estate	1,576,116	644,857
Commercial real estate	731,232	295,108
Commercial business	325,835	92,869
Consumer	511,464	274,624
Total loans	3,144,647	1,307,458
Less: Allowance for loan losses	(36,163)	(17,669)
Total loans, net	3,108,484	1,289,789
Premises and equipment, net	53,704	34,119
Cash surrender value of bank owned life insurance	54,965	–
Goodwill	417,307	–
Identifiable intangible assets	56,003	710
Other assets	88,364	31,992
Total assets	$ 6,264,128	$ 2,536,730
Liabilities and Shareholders' Equity		
Deposits:		
Savings	$ 942,363	$ 509,946
Money market	806,035	489,885
NOW	345,539	155,085
Demand	448,670	183,555
Time	1,159,405	476,213
Total deposits	3,702,012	1,814,684
Borrowings:		
Federal Home Loan Bank advances	860,909	252,990
Repurchase agreements	194,972	22,753
Junior subordinated debentures	7,105	–
Other borrowings	1,830	1,938
Other liabilities	80,928	38,364
Total liabilities	4,847,756	2,130,729
Shareholders' equity	1,416,372	406,001
Total liabilities and shareholders' equity	$ 6,264,128	$ 2,536,730

Consolidated Statements of Income (Unaudited)

(In thousands, except share data)	For the Three Months Ended December 31, 2004	For the Three Months Ended December 31, 2003	For the Twelve Months Ended December 31, 2004	For the Twelve Months Ended December 31, 2003
Interest and dividend income	$ 62,137	$ 26,478	$ 208,032	$ 104,570
Interest expense	18,585	7,541	61,812	30,396
Net interest income before provision for loan losses	43,552	18,937	146,220	74,174
Provision for loan losses	300	–	600	–
Net interest income after provision for loan losses	43,252	18,937	145,620	74,174
Non-interest income:				
Depositor service charges	4,987	1,884	18,628	7,596
Loan and servicing income	551	283	2,646	2,114
Trust fees	607	509	2,415	1,963
Investment and insurance fees	1,281	502	5,692	2,585
Bank owned life insurance	593	–	1,828	–
Rent	764	774	3,078	3,014
Net (loss) gain on limited partnership	(9)	–	5	(1,529)
Net gain on sale of investment securities	557	23	616	750
Other	343	126	800	1,281
Total non-interest income	9,674	4,101	35,708	17,774
Non-interest expense:				
Salaries and employee benefits	17,583	9,257	61,220	36,469
Occupancy	2,821	1,721	10,478	6,916
Furniture and fixtures	1,714	1,085	6,326	4,006
Outside services	4,728	1,937	15,671	7,119
Advertising, public relations, and sponsorships	942	607	2,976	2,133
Contribution to NewAlliance Foundation	–	–	40,040	–
Amortization of identifiable intangible assets	3,509	7	11,327	27
Conversion and merger related charges	1,232	2,818	17,591	4,032
Other	3,526	1,095	11,106	4,238
Total non-interest expense	36,055	18,527	176,735	64,940
Income before income taxes	16,871	4,511	4,593	27,008
Income taxes	5,309	1,336	524	9,091
Net income	$ 11,562	$ 3,175	$ 4,069	$ 17,917
Basic and diluted earnings per share	$ 0.11	n/a	$0.02[(1)]	n/a
Basic and diluted weighted average shares outstanding	106,808,387	n/a	106,519,615[(1)]	n/a

(1) The earnings per share, weighted average shares outstanding and net income of $2.1 million are for the period April 1 through December 31, 2004.

Selected Financial Highlights (Unaudited)

(In thousands, except share data)	Twelve Months Ended December 31, 2004	2003
Net interest income	$ 146,220	$ 74,174
Net income	4,069	17,917
Shares issued (end of period)	114,158,736	n/a
Shareholders' equity (end of period)	$ 1,416,372	$ 406,001
Book value per share (end of period)	12.41	n/a
Tangible book value per share (end of period)	8.26	n/a
Ratio & other information		
Net interest margin (net interest income as a % of average earnings assets)	2.98%	3.17%
Net interest spread (yield on earning assets minus yield on interest-bearing liabilities)	2.65	2.81
Return on average assets	0.07	0.74
Return on average equity	0.36	4.48
At period end:		
Tier 1 leverage capital ratio	16.32	16.10
Tangible equity/tangible assets	16.29	15.98
Total risk based capital ratio	28.22	28.15
Non-performing loans	$ 10,233	$ 5,489
Total non-performing assets	10,233	5,512
Non-performing loans as a % of total loans	0.33%	0.42%
Non-performing assets as a % of total assets	0.16	0.22
Banking offices	64	36
Financial Information & Ratios Excluding Certain Items (Non-GAAP Financial Information):		
Non-interest income as a percent of total income [1]	14.4%	14.0%
Contribution to NewAlliance Foundation on a net of tax basis	$ 26,026	$ –
Merger and conversion costs on a net of tax basis	11,434	2,621
Non-interest expense [2]	119,104	60,908
Pro forma return on average assets [3]	0.76%	0.84%
Pro forma return on average tangible assets [3]	0.82	0.85
Pro forma return on average equity [3]	3.65	5.13
Pro forma return on average tangible equity [3]	5.34	5.14
Efficiency ratio [1]	97.31	70.63
Pro forma efficiency ratio [1][2]	65.53	66.21

(1) Excludes net securities gains and other real estate owned expenses.
(2) Excludes merger and conversion costs and contribution to NewAlliance Foundation.
(3) Excludes merger and conversion costs and contribution to NewAlliance Foundation, net of related tax benefits.

Since NewAlliance did not go public until April 1, 2004, there is no earnings per share figure for the twelve months ended December 31, 2004. For the nine months ended December 31, 2004, the Company earned two cents per diluted share and earned 35 cents per diluted share exclusive of Foundation and merger expenses.

Corporate Information

Board of Directors

Peyton R. Patterson
Chairman, President and Chief Executive Officer
NewAlliance Bancshares, Inc., and NewAlliance Bank

Roxanne J. Coady [T, A]
Founder and President
R.J. Julia Booksellers, Ltd.

John F. Croweak [C, G]
Retired Chairman
Anthem Blue Cross & Blue Shield of Connecticut

Sheila B. Flanagan [A, L]
Executive Director
SBM Charitable Foundation, Inc.

Richard J. Grossi [C, L]
Retired Chairman and Chief Executive Officer
The United Illuminating Company

Robert J. Lyons, Jr. [A, L]
President and Chief Executive Officer
The Bilco Company

Eric A. Marziali [C, G]
President and Chief Executive Officer
United Abrasives, Inc.

Julia M. McNamara [G]
President
Albertus Magnus College

Gerald B. Rosenberg [T]
Senior Vice President, Executive Development
Bayer HealthCare

Joseph H. Rossi [T, L]
Former Chairman, President and Chief Executive Officer
Alliance Bancorp of New England

Robert N. Schmalz, Esq.
Attorney
Murtha Cullina LLP

Cornell Scott
Chief Executive Officer
Hill Health Corporation

Nathaniel D. Woodson [A, C]
Chairman, President and Chief Executive Officer
UIL Holdings Corporation

Joseph A. Zaccagnino [G, L]
President and Chief Executive Officer
Yale New Haven Health System and Yale-New Haven Hospital

Officers

Peyton R. Patterson
Chairman, President and Chief Executive Officer

Merrill B. Blanksteen
Executive Vice President, Chief Financial Officer and Treasurer

Gail E. D. Brathwaite
Executive Vice President and Chief Operating Officer

Donald T. Chaffee
Executive Vice President and Chief Credit Officer

David H. Purcell
Executive Vice President, Personal Banking

Diane L. Wishnafski
Executive Vice President, Business Banking

J. Edward Diamond
Executive Vice President, Wealth Management

Brian S. Arsenault
Executive Vice President, Investor Relations and Corporate Communications

Koon-Ping Chan
Senior Vice President and Chief Risk Officer

Paul A. McCraven
Senior Vice President, Community Development and Public Relations

A = Member of Audit Committee
C = Member of Compensation Committee
G = Member of Governance Committee
L = Member of Loan Committee
T = Member of Trust Committee

Shareholder Information

Annual Meeting
The Annual Meeting of the Shareholders of NewAlliance Bancshares, Inc., will be held at 8 a.m. on April 27, 2005, at the Radisson Hotel and Conference Center in Cromwell, Connecticut.

Corporate Headquarters
195 Church Street
New Haven, CT 06510
203 789 2767
800 892 2096

Investor Relations Contacts
Analyst and Investor Inquiries:
Brian S. Arsenault, Executive Vice President
203 789 2733

Shareholder Inquiries:
Judith E. Falango, Vice President
203 789 2814
800 892 2096
investorrelations@newalliancebank.com

Transfer Agent and Registrar
If you want to transfer your stock, change ownership, or change your address, or if you have lost your stock certificates, please contact:

American Stock Transfer & Trust Co.
Shareholder Services
59 Maiden Lane – Lobby Level
New York, NY 10038
800 937 5449
info@amstock.com

Independent Certified Public Accountants
PriceWaterhouseCoopers LLP
106 Pearl Street, Hartford, CT 06103

Research Coverage
CL King & Associates
FIG Partners
Friedman, Billings, Ramsey
Keefe Bruyette & Woods
Moors & Cabot
RBC Capital Markets
Ryan Beck & Co.
Sandler O'Neill
Sidoti & Company, LLC

Stock Trading Information
NewAlliance Bancshares, Inc., is traded on the New York Stock Exchange under the symbol NAL.

Additional Information
Annual Report on Form 10-K can be obtained from www.newalliancebank.com or will be furnished upon written request without charge to persons who are beneficial owners of securities of the Company as of the record date for the Annual Meeting of Stockholders.

Please direct requests to:
Judith E. Falango
Vice President
NewAlliance Bank
195 Church Street
New Haven, CT 06510
203 789 2814
800 892 2096
investorrelations@newalliancebank.com

Web Site
For your convenience, the financial data contained in this annual report, and subsequent monthly and quarterly performance information as well as the Company's Annual Report on Form 10-K, can be obtained at www.newalliancebank.com, Investor Relations.

Common Stock Prices

Market prices for NewAlliance Bancshares, Inc.'s common stock and dividends per quarter during 2004 are as follows:

2004 Quarters*	High	Low	Close
6/30/04	15.72	12.92	13.96
9/30/04	14.36	13.25	14.35
12/31/04	15.76	13.50	15.30

*Company's initial public offering took place on April 1, 2004.

As of December 31, 2004, the Company had approximately 12,894 registered shareholders. These numbers do not reflect the number of individual or institutional investors holding stock in nominal names through banks, brokerage firms or others.

December 14, 2004

Ringing the bell at the New York Stock Exchange is an exciting and dramatic symbol of being a part of the most prestigious equity market in the world. On December 14, 2004, the Board of Directors of NewAlliance Bancshares, Inc., rang the bell to open trading on the day when NewAlliance moved to the NYSE and began trading under the symbol NAL, joining many of the world's leading financial companies.


NewAlliance Bancshares
NAL
LISTED
NYSE
NewAlliance Bank

Capital ideas. Human values.

www.newalliancebank.com

NewAlliance Bank
195 Church Street
New Haven, CT 06510
800 892 2096

Member FDIC
Equal Housing Lender
Equal Opportunity Employer



NewAlliance Bancshares